Exhibit 12.1

	Three months ended March 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2011	2010	2009	2008	2007	2006

	(unaudited)
Earnings:
Pretax Income from continuing operations	$14,951,303	$25,167,380	$6,336,588	($3,314,694)	$9,228,102	$15,673,123
Fixed charges	6,938,279	36,486,361	45,450,398	79,640,808	121,585,223	101,870,728

Total	$21,889,582	$61,653,741	$51,786,986	$76,326,114	$130,813,325	$117,543,851

Fixed Charges:
Interest (expensed and capitalized)	6,173,536	31,876,054	41,369,137	76,490,096	118,882,304	100,242,439
Amortized premiums, discounts and capitalized expenses related to indebtedness	759,685	4,590,397	4,058,255	3,128,657	2,681,235	1,608,237
Estimate of interest within rental expenses	5,058	19,910	23,006	22,055	21,684	20,052

Total	$6,938,279	$36,486,361	$45,450,398	$79,640,808	$121,585,223	$101,870,728

Ratio of earnings to fixed charges	3.15	1.69	1.14	0.96	1.08	1.15
Ratio of earnings to combined fixed charges and preferred stock dividends	3.15	1.69	1.14	0.96	1.08	1.15